Exhibit 12.1
CARDTRONICS, INC. AND SUBSIDIARIES
RATIOS OF EARNINGS TO FIXED CHARGES
(In thousands)

	Three Months Ended
	March 31,		Years Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
EARNINGS:
(Loss) income before income taxes and cumulative effect of accounting changes	$(4,027)	$(4,360)	$(22,454)	$(19)	$(3,688)	$9,381	$5,288
Minority interests	—	(112)	(376)	(225)	15	19	—
Fixed charges (as outlined below), less preferred dividends (a)	8,721	6,692	33,079	26,914	20,202	8,072	4,098

Total earnings, as defined	$4,694	$2,220	$10,249	$26,670	$16,529	$17,472	$9,386

FIXED CHARGES:
Interest charges (b)	$8,140	$6,248	$31,164	$25,072	$22,426	$5,235	$2,157
Less: Write-off of unamortized debt issuance costs (c)	—	—	—	(534)	(5,038)	—	(13)
Plus: Interest component of rental expense	581	444	1,915	2,376	2,814	2,837	1,954
Plus: Preferred dividends (d)	—	—	—	—	1,770	3,735	3,314

Plus: Total fixed charges, as defined	$8,721	$6,692	$33,079	$26,914	$21,972	$11,807	$7,412

Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A	1.5x	1.3x
Amount of earnings insufficient to cover fixed charges	$4,027	$4,472	$22,830	$244	$5,443	—	—

(a)	Excludes preferred dividends as such amounts were not deducted in arriving at the (loss) income before income taxes and cumulative effect of accounts changes amounts reflected above.

(b)	Includes the amortization of debt discount and the amortization and write-off of debt issuance costs.

(c)	Amounts included in the interest charges line above. As such, it is backed out separately from the computation of fixed charges.

(d)	Amounts have been grossed-up at the Company’s effective tax rate for each applicable period.